SECURI 06008869 SSION

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SEC MAIL PROCESSING SECTION
RECEIVED
JUL 28 2006
WASH, D.C.
213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13578

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JUNE 1, 2005 (MM/DD/YY) AND ENDING MAY 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Security Church Finance, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14615 Benfer Road
(No. and Street)

Houston (City) Texas (State) 77069 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joe Todd (281) 893-1390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chambers & Associates
(Name – *if individual, state last, first, middle name*)

1830 S. Kirkwood, Suite 103, Houston, Texas 77077
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 20 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Todd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Church Finance, Inc., as of May 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PEGGY E. YOUNG
NOTARY PUBLIC
STATE OF TEXAS
My Commission Expires
MARCH 16, 2009

[Signature: Joe Todd]
Signature

CEO
Title

[Signature: Peggy E Young]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHAMBERS
& ASSOCIATES

SEC MAIL PROCESSING SECTION RECEIVED WASH., D.C. 2006 213

To the Board of Directors
Security Church Finance, Inc.
Houston, Texas

We have audited the financial statements of Security Church Finance, Inc. for the years ended May 31, 2006 and 2005, and have issued our report thereon dated July 12, 2006. As a part of our audit, we assessed the Company's internal control structure to the extent we considered necessary to plan our audit and design audit tests as required by generally accepted auditing standards. The purpose of our assessment was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the internal control structure taken as a whole.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Security Church Finance, Inc. that we considered relevant to the objectives stated in rule 17a-5 (g) (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11). As of May 31, 2006, Security Church Finance, Inc. was operating under the (K) (2) (i) exemption of SEC Rule 15c3-3. Our assessment indicated that the conditions of the exemption were being complied with as of May 31, 2006, and no facts came to our attention, which indicated that the exemption had not been complied with during the year ended May 31, 2006.

The management of Security Church Finance, Inc. is responsible for establishing and maintaining an internal control structure. The objectives of the internal control structure are to provide reasonable, but not absolute, assurance that financial data are recorded, processed, summarized, and reported consistent with the assertions embodied in the financial statements.

Because of the inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that policies or procedures may become inadequate because of changes in conditions.

Our assessment made for the limited purposes described would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the internal control structure of Security Church Finance, Inc. taken as a whole. However, our assessment disclosed no condition that we believe to be a material weakness.

This report is intended for the use of the Board of Directors, management, others within the organization, and the Securities and Exchange Commission.

Chambers & Associates

Certified Public Accountants

July 12, 2006

SECURITY CHURCH FINANCE, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2006 AND 2005

With

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TABLE OF CONTENTS

CHAMBERS & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

A PROFESSIONAL CORPORATION

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Security Church Finance, Inc.
Houston, Texas

We have audited the balance sheets of Security Church Finance, Inc. as of May 31, 2006 and 2005 and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Church Finance, Inc. as of May 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chambers & Associates

July 12, 2006

Certified Public Accountants

SECURITY CHURCH FINANCE, INC.
BALANCE SHEETS
MAY 31, 2006 AND 2005

	2006	2005
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	79,436	168,228
Accounts receivable (allowance for doubtful accounts not considered necessary)	16,590	41,990
Advances to officers	32,284	14,769
Advances to agents	48,554	90,855
Prepaid expenses	3,031	1,872
Federal income taxes receivable	3,725	4,186
Deferred federal income taxes	30,626	31,545
TOTAL CURRENT ASSETS	214,246	353,445
PROPERTY AND EQUIPMENT		
Office furniture, fixtures and equipment	164,443	165,505
Less accumulated depreciation	(145,015)	(138,229)
TOTAL PROPERTY AND EQUIPMENT	19,428	27,276
OTHER ASSETS:		
Cash surrender value of officers' life insurance	171,433	167,644
Marketable securities	4,101	2,890
Other assets	2,711	2,711
TOTAL OTHER ASSETS	178,245	173,245
TOTAL ASSETS	$ 411,919	$ 553,966

See accompanying Auditors' Report and
Notes to Financial Statements

	2006	2005
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Trade accounts payable	4,315	4,422
Accrued expenses and other liabilities	72,228	187,697
TOTAL CURRENT LIABILITIES	76,543	192,119
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	-	-
TOTAL LIABILITIES	76,543	192,119
STOCKHOLDERS' EQUITY:		
Preferred stock series A, 10% cumulative, $50 par and liquidation value, 2,000 shares authorized, issued and outstanding	100,000	100,000
Common stock, $50 par value, 1,000 shares authorized, 400 shares outstanding	20,000	20,000
Paid-in capital	2,500	2,500
Retained earnings	262,763	290,142
Accumulated other comprehensive income (loss)	113	(795)
	385,376	411,847
Less treasury stock, 240 shares, at cost	50,000	50,000
TOTAL STOCKHOLDERS' EQUITY	335,376	361,847
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 411,919	$ 553,966

SECURITY CHURCH FINANCE, INC.
INCOME STATEMENTS
FOR THE YEARS ENDED MAY 31, 2006 AND 2005

	2006	2005
REVENUES:		
Program fees	468,335	$ 739,206
Brokerage commissions	826,498	952,915
Fiscal agent and service fees	173,610	177,335
	1,468,443	1,869,456
EXPENSES:		
Commissions	619,329	842,677
Salaries and benefits	659,513	787,929
Advertising, postage and printing	46,667	66,059
Rent, telephone, utilities, maintenance and supplies	81,451	106,872
General insurance, taxes and licenses	42,452	50,055
Travel and entertainment	22,074	32,565
Professional fees, dues and subscriptions	7,411	41,201
Depreciation	8,582	9,311
Other	2,111	3,122
	1,489,590	1,939,791
OPERATING INCOME	(21,147)	(70,335)
OTHER INCOME (EXPENSE):		
Interest and other income	4,845	5,917
INCOME (LOSS) BEFORE FEDERAL INCOME TAX	(16,302)	(64,418)
FEDERAL INCOME TAX EXPENSE (BENEFIT):		
Current	-	4,426
Deferred	1,077	(40,814)
	1,077	(36,388)
NET INCOME (LOSS)	$ (17,379)	$ (28,030)
OTHER COMPREHENSIVE INCOME NET OF TAX:		
Unrealized gain (loss) on marketable equity securities	908	344
COMPREHENSIVE INCOME (LOSS)	$ (16,471)	$ (27,686)

See accompanying Auditors' Report and
Notes to Financial Statements

SECURITY CHURCH FINANCE
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED MAY 31, 2006 AND 2005

	2006		2005	
Preferred stock:				
Balance at beginning of year	$ 100,000		$ 100,000	
Balance at end of year	$ 100,000		$ 100,000	
Common stock:				
Balance at beginning of year	$ 20,000		$ 20,000	
Balance at end of year	$ 20,000		$ 20,000	
Paid-in capital:				
Balance at beginning of year	$ 2,500		$ 2,500	
Balance at end of year	$ 2,500		$ 2,500	
Retained earnings:				
Balance at beginning of year	$ 290,142		$ 356,172	
Dividends paid on common and preferred stock	(10,000)		(38,000)	
Net income (loss)	(17,379)	$ (17,379)	(28,030)	$ (28,030)
Balance at end of year	$ 262,763		$ 290,142	
Accumulated other comprehensive income:				
Balance at beginning of year, all unrealized gain (loss) on marketable equity securities	$ (795)		$ (1,139)	
Unrealized holding gain (loss) during the period	908	908	344	344
Comprehensive income (loss)		$ (16,471)		$ (27,686)
Balance at end of year, all unrealized gain (loss) on marketable equity securities	$ 113		$ (795)	
Treasury stock:				
Balance at beginning of year	$ 50,000		$ 50,000	
Balance at end of year	$ 50,000		$ 50,000	

See accompanying Auditors' Report and
Notes to Financial Statements

SECURITY CHURCH FINANCE
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MAY 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (17,379)	$ (28,030)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	8,582	9,311
Deferred income taxes	616	(40,814)
Loss on disposition of fixed assets	497	2,093
Increase in cash value of life insurance	(3,789)	(9,519)
Changes in assets and liabilities:		
Accounts receivable	25,400	87,792
Advances to officers	(17,515)	(14,769)
Advances to agents	42,301	(33,943)
Prepaid expenses	(1,159)	979
Federal income tax receivable	461	426
Trade accounts payable	(107)	1,898
Accrued expenses and other liabilities	(115,469)	46,023
Total adjustments	(60,182)	49,477
Net cash provided (used) by operating activities	(77,561)	21,447
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of fixed assets	700	-
Purchase of fixed assets	(1,931)	(18,770)
Net cash provided (used) by investing activities	(1,231)	(18,770)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid	(10,000)	(38,000)
Net cash provided (used) by financing activities	(10,000)	(38,000)
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	(88,792)	(35,323)
CASH AND EQUIVALENTS, BEGINNING OF YEAR	168,228	203,551
CASH AND EQUIVALENTS, END OF YEAR	$ 79,436	$ 168,228

See accompanying Auditors' Report and
Notes to Financial Statements

SECURITY CHURCH FINANCE, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2006 AND 2005

A. Summary of Significant Accounting Policies

The Company was organized in 1962 to serve churches throughout the United States as a licensed broker/dealer and as an agent in the preparation of mortgage bond issues.

Revenue Recognition

Program fees for providing professional and technical services in preparing bond issues are recognized when the prospectus is complete and the program is underway. Typically, a church makes a down payment at the start of a program, which is recognized as revenue when received. The remaining fees are generally collected from bond proceeds held in a third party escrow account when all escrow requirements are met.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided over an estimated useful life of five years using the straight-line method.

Marketable Securities

The Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," during the year ended May 31, 1995. Marketable securities are carried at their aggregate market value with unrealized gain or loss reflected as a separate component of stockholders' equity.

Federal Income Taxes

The reported amount of federal income taxes differs from the amount computed by applying the U.S. Federal income tax rates because of certain nondeductible expenses, primarily life insurance premiums.

Deferred federal income taxes are due to temporary differences between financial and taxable income resulting primarily from the use of the cash basis of accounting and accelerated depreciation methods for tax reporting.

A. Summary of Significant Accounting Policies (continued)

Federal Income Taxes (continued)

Provisions for income taxes are based on amounts reported in the statements of income and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed on the liability method as prescribed in SFAS No. 109, "Accounting for Income Taxes."

Statements of Cash Flows

The Company considers all highly liquid investments with an original maturity of three months or less to be a cash equivalent.

No federal income tax deposits were made for the year ending May 31, 2006. Federal income tax deposits totaling $4,000 were made for the year ending May 31, 2005.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

B. Stockholders' Equity

Preferred shareholders are entitled to receive preferential and cumulative quarterly dividends at an annual rate of $5.00 per share. Redemption of preferred stock is at the option of the Company at a price of $50.00 per share. Upon voluntary or involuntary liquidation of the Company, the preferred shares have a liquidation preference of $50.00 per share.

C. Related Party Transactions

The Company leases its administrative offices from an entity owned by the shareholders of the Company. The Company also leases automobiles from an entity owned by the shareholders of the Company. The operating leases are cancelable contracts on a month-to-month basis. Lease expense incurred with these related parties totaled $47,416 and $52,812 for the years ended May 31, 2006 and 2005, respectively.

Twenty-five percent of the outstanding preferred stock of the Company is owned by a trust company that shares some common ownership and management with that of the Company. The Company operates primarily out of offices shared with the trust company. Shared expenses include management and occupancy costs. The Company received $161,811 and $116,115 from the trust company for reimbursement of overhead and expenses during the years ended May 31, 2006 and 2005, respectively.

D. Employee Benefits

The Company has adopted a simple IRA plan, which covers substantially all employees of the Company. Total expense recognized under the plan during the years ended May 31, 2006 and 2005 was $17,117 and $19,829, respectively.

Employees of the Company also participate in a noncontributory profit sharing plan covering substantially all employees. The Company made no contributions to the plan during the years presented.

E. Cash and cash equivalents

At May 31, 2006 the Company's deposits with these financial institutions exceeded the Federal Deposit Insurance Corporation (FDIC) maximum coverage of $100,000.

F. Federal income tax

At May 31, 2006, deferred tax liabilities recognized for taxable temporary differences total $38. Deferred tax assets recognized for deductible temporary differences total $30,664 and include the benefit of a $37,922 operating loss carry forward which expires in 2026. The deferred income tax expense is net of a $9,481 tax benefit attributed to this operating loss carry forward.

G. Regulatory requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2006 the Company was in compliance with both requirements.

SECURITY CHURCH FINANCE, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Schedule 1
May 31, 2006

NET CAPITAL

Total Stockholders' equity	$	335,376
Deductions		
A. Non-allowable assets		
Accounts receivable		(80,838)
Furniture and equipment, net		(19,428)
Other assets		(40,093)
B. Haircuts on securities		(615)
Net Capital	$	194,402

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA of Form X-17A-5 as of May 31, 2006)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	194,401
Rounding		1
Net capital calculated above	$	194,402